C. Thomas Hopkins

T: +1 310 883 6417

thopkins@cooley.com

October 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Amanda Ravitz

Tom Jones

Geoff Kruczek

David Burton

Lynn Dicker

Re:                        Sientra, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 10, 2014
File No. 333-198837

Dear Ms. Ravitz:

This letter is being submitted in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated October 14, 2014 (the “Comment Letter”), with respect to Amendment No. 1 to the registration statement on Form S-1 (the “Registration Statement”).  For convenience, the numbered paragraphs of this response letter correspond to the numbered paragraphs in the Comment Letter.  Page references correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Change in Independent Accountants, page 142

1.         We note from the disclosure in the third paragraph that your former accountant notified you during October 2013 it disagreed with your revenue recognition policies relating to the timing of revenue recognition given your terms and conditions and practices regarding returns. We further note that the subject matter of this disagreement was not discussed between your board of directors and the former accountant prior to their dismissal and you are neither able to quantify the impact of the matters subject to the disagreement nor state what the effect on your financial statements would have been. Please explain to us in greater detail about this disagreement with your revenue recognition policies and specifically tell us what is meant by “given [y]our terms and conditions and practices regarding returns.” Also, provide us with any letter or written communication to and from the former accountant regarding any disagreements or reportable events to management or the Audit Committee.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 15, 2014

Page Two

For this disagreement, please tell us supplementally:

1) what period the disagreement relates to,

2) the nature of the disagreement including the company’s position and the former accountant’s position at the time of the disagreement,

3) the amounts involved,

4) why the disagreement could not be resolved or how it was resolved,

5) how and by whom any amounts were determined, and

6) whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why.

Please also note the requirements of Item 304(b) of Regulation S-K. If there were any material transactions or events similar to those involved in the disagreement that you accounted for or disclosed differently than your former accountant would have concluded was required, you should provide all of the disclosures required by Item 304(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that, as disclosed in the Registration Statement, the disagreement with the Company’s former accountant related to the Company’s revenue recognition policies relating to the timing of revenue recognition given the Company’s terms and conditions and practices regarding returns.  Specifically, the Company recognizes revenue when title to the product and risk of loss transfer to customers, provided there are no remaining performance obligations required of the Company or any written matters requiring customer acceptance. However, the Company’s terms of sale provide for a return policy on any unopened and undamaged products for full credit for a six-month period after the date of sale. Accordingly, the Company records estimated sales returns as a reduction of sales in the same period revenue is recognized. Sales return provisions are calculated based upon historical experience with actual returns.

The Company’s former accounting firm verbally raised concerns in October 2013 regarding the Company’s ability to estimate returns and the impact this might have on the timing of revenue recognition.  However, as explained in greater detail in the Company’s response letter to the Staff, dated August 27, 2014 (the “August Response Letter”), the amount of future returns can be reasonably estimated and the remaining criteria of Accounting Standards Codification (ASC) 605 Revenue Recognition are met at the time when title to the product and risk of loss transfer to customers. As a result, the Company concluded that its revenue recognition policy for the year ended December 31, 2012 was appropriate.  The Company's revenue recognition policy was applied to its financial statements for the years ended December 31, 2012 and 2013.   Moreover, the Company's financial statements for 2012 and 2013 were audited by its current independent accounting firm, KPMG LLP, and the audit reports of KPMG LLP for such years did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In addition, the Company respectfully advises the Staff that there has been no letter or written communication to or from the former accountant regarding any disagreements or reportable events to management or the audit committee of the Company.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 15, 2014

Page Three

With respect to Item 304(b) of Regulation S-K, the former accountant did not conclude that another revenue recognition policy was appropriate or set forth an alternative method for revenue recognition.  Therefore, no disclosures with respect to any effect on the financial statements of the Company can be made pursuant to Item 304(b) of Regulation S-K.

The additional supplemental information requested by the Staff in its Comment Letter is set forth and addressed in turn below.

1) what period the disagreement relates to.

The Company respectfully advises the Staff that the disagreement related to the year ended December 31, 2012.

2) the nature of the disagreement including the company’s position and the former accountant’s position at the time of the disagreement.

The Company respectfully advises the Staff that, as described above and in footnote 3(l) to the Company’s financial statements included in the Registration Statement, the Company’s policy is to recognize revenue when title to the product and risk of loss transfer to customers, provided there are no remaining performance obligations required of the Company or any written matters requiring customer acceptance.  The Company also records estimated sales returns as a reduction of sales in the same period revenue is recognized. The Company cannot describe its former accountant’s position because the former accountant only raised concerns regarding this policy, but never set forth an alternative to this policy.

3) the amounts involved,

The Company respectfully advises the Staff that for the year ended December 31, 2012, the Company recognized $10.4 million in net sales.  However, since the former accountant did not set forth an alternative to the Company’s revenue recognition policy, no amount can be quantified under an alternative method.

4) why the disagreement could not be resolved or how it was resolved,

The Company respectfully advises the Staff that, in December 2013, the Company's management discussed the former accounting firm with its Board of Directors.  Management noted that its prior audit partner had passed away unexpectedly in June 2013.  As a result, the former accounting firm had assigned a new audit partner to the Company.  The new audit partner had never worked with the Company prior to this assignment and had no background on the Company's history or its operations.  Moreover, management believed the new audit partner lacked the level of industry specific experience possessed by the former audit partner and available from other accounting firms.  As a result, the Company determined it was in its best interest to dismiss the former accounting firm.  Before the disagreement was resolved and before the former accountant completed its analysis of the concerns raised, the Company dismissed the former accounting firm and engaged KPMG LLP as its new independent accounting firm while keeping its Board of Directors apprised of such changes.

1333 2nd Street, Suite 400, Santa Monica, CA 90401  T: (310) 883-6400  F: (310) 883-6500  www.cooley.com

October 15, 2014

Page Four

5) how and by whom any amounts were determined,

The Company respectfully advises the Staff that the Company determined the revenue to be recognized for the year ended December 31, 2012 as described above and in footnote 3(l) to the Company’s financial statements included in the Registration Statement.

6) whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why.

The Company respectfully advises the Staff that the Company did not restate nor does it intend to restate any prior period for any adjustment.  As described in the August Response Letter, the Company believes its revenue recognition policy is appropriate.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (310) 883-6417.

Sincerely,

COOLEY LLP

/s/ C. Thomas Hopkins

C. Thomas Hopkins, Esq.

cc:         Hani Zeini, Sientra, Inc.

Matthew Pigeon, Sientra, Inc.

Joel Smith, Esq., Sientra, Inc.

Charles J. Bair, Esq., Cooley LLP

Shayne Kennedy, Esq., Latham & Watkins LLP

1333 2nd Street, Suite 400, Santa Monica, CA 90401  T: (310) 883-6400  F: (310) 883-6500  www.cooley.com